Exhibit 12.1

KLA-Tencor Corporation

Computation of Ratio of Earnings to Fixed Charges

	Fiscal year ended June 30,
(In thousands, except ratios)	2010	2009	2008	2007	2006
Earnings (losses):
Income (loss) before income taxes	$291,181	$(602,531)	$560,234	$677,235	$377,858
Add back (deduct) fixed charges:
Interest expense	54,517	55,339	10,767	2,781	2,175
Amortization of bond issuance costs	735	735	123	0	0
Interest portion of rental expense	3,687	4,114	3,824	3,243	2,788

Total adjusted earnings (losses)	$350,120	$(542,343)	$574,948	$683,259	$382,821

Fixed charges:
Interest expense	$54,517	$55,339	$10,767	$2,781	$2,175
Amortization of bond issuance costs	735	735	123	0	0
Interest portion of rental expense	3,687	4,114	3,824	3,243	2,788

Total fixed charges	$58,939	$60,188	$14,714	$6,024	$4,963

Ratio of earnings to fixed charges	5.9	(a )	39.1	113.4	77.1

(a)	Earnings were inadequate to cover the fixed charges by $602.5 million in the fiscal year ended June 30, 2009.

For purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from adding earnings before income taxes, plus fixed charges. Fixed charges for these purposes include interest expense, amortization of bond issuance costs, and one-third of rental expense, which KLA-Tencor considers to be a reasonable approximation of the interest factor included in rental expense.